(WRL LETTERHEAD)

Via EDGAR

November 10, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 9

Transamerica Financial Life Insurance Company

TFLIC Series Life Account

TFLIC Freedom Elite Builder (File No. 333-61654/811-8878)

Filer CIK No.: 0000933275

Dear Mr. Ruckman:

This letter is in response to the Staff’s comments regarding the registrant’s 485(a) filing (Post-Effective Amendment No. 9) with the Commission on August 12, 2008. The Staff requested a supplemental response for certain items included in the comments. We are submitting our supplemental response via an EDGAR Correspondence filing. For your convenience, each comment requiring a supplemental answer is stated below, followed by the Registrant’s response. All other comments provided by the Staff were addressed in the Registrant’s Post-Effective Amendment No. 11 filing that was submitted earlier today.

COMMENT:

1.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out associated guarantees with the policy.

Response:

The company is primarily responsible for any associated guarantees with the Policy.

COMMENT:

2.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:

The name of the product that appears on the front cover of the filed prospectus will continue to be the same as the EDGAR classification – TFLIC Freedom Elite Builder.

COMMENT:

3.	Fee Tables – in general: In addition, the tables have a separate section for contracts purchased before October 30, 2008 and issued before January 1, 2009. Please clarify supplementally whether there are any policies purchased before October 30, 2008 that may nonetheless be issued after January 1, 2008. If not, please revise the prospectus to include fee tables applicable to such contracts, and make corresponding changes elsewhere in the prospectus, as appropriate.

Mr. Craig Ruckman

Page Two

November 10, 2008

Response:

The headers to the tables have been revised and disclosures have been added. All policies applied for on or after November 10, 2008 will be subject to the 2001 CSO tables, regardless of the issue date. All policies that are applied for before November 10, 2008 must be issued before January 1, 2009 per the state rules or the client will be subject to the 2001 CSO tables; the disclosure has also been revised to reflect this information.

COMMENT:

4.	Page 9 – Fee Tables – Surrender Charge – The listing for Surrender Charge states that the charge is assessed for a 15 year period following an increase in the specified amount. It is unclear whether this subjects an investor who increase the specified amount to a full surrender charge regardless of how long he or she has held the original policy. Please clarify this matter supplementally to the staff.

Response:

Only the increase in specified amount is subject to the additional surrender charge period.

Please do not hesitate to contact the undersigned at (727) 299-1830 or Gayle A. Morden at (727) 299-1747 if you have any questions regarding our responses.

Sincerely,

/s/ Arthur D. Woods
Arthur D, Woods
Vice President and Senior Counsel

cc:	Mary Jane Wilson-Bilik, Esq.